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                              October 15, 2021

       Adam Satterfield
       Chief Financial Officer
       Old Dominion Freight Line, Inc.
       500 Old Dominion Way
       Thomasville, NC 27360

                                                        Re: Old Dominion
Freight Line, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 000-19582

       Dear Mr. Satterfield:

              We have reviewed your September 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Risk Factors, page 6

   1. We note your response to prior comment 1 identifies several transition risks disclosed in your Form 10-K. Tell us
how you considered disclosing other transition risks related to climate change such as
changes in customer behavior, advances in technology, and market trends specific to the
trucking industry.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       20

   2. Your response to prior comment 2 states that the physical effects of climate change have not had a material
effect on your business, financial condition and results of operations.
                                                        Provide us with an
analysis supporting this statement.
 Adam Satterfield
Old Dominion Freight Line, Inc.
October 15, 2021
Page 2
3. We note from your response to prior comment 3 that past capital expenditures for climate-
         related projects have not had a material effect on your business, financial condition and results of operations. Provide us with additional detail to support this statement.
4. Your response to prior comment 4 states that any changes in compliance costs related to climate change have not had a material effect on your business, financial condition and results of operations. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.
      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNameAdam Satterfield                           Sincerely,
Comapany NameOld Dominion Freight Line, Inc.
                                                             Division of
Corporation Finance
October 15, 2021 Page 2                                      Office of Energy &
Transportation
FirstName LastName